Registration Statement No. 333-237342

Filed Pursuant to Rule 433

July 10, 2020

News
FOR IMMEDIATE RELEASE

Bank of Montreal Announces the Reverse Split of FNGD ETNs

NEW YORK, July 10, 2020 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it will implement a 1-for-10 reverse split of its MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETNs (NYSE:FNGD) (the “ETNs” or “Notes”), expected to be effective as of July 20, 2020.

The reverse split will be effective at the open of trading on July 20, 2020. FNGD will begin trading on the NYSE Arca on a reverse split-adjusted basis on July 20, 2020. Holders of FNGD who purchased such ETNs prior to July 20, 2020 will receive one reverse split-adjusted ETN for every ten pre-reverse split ETNs.

In addition, such purchasers that hold a number of ETNs not evenly divisible by ten will receive a cash payment for any fractional ETNs remaining (the "partials"). The cash amount due on any partials will be determined on July 24, 2020 and will equal, for each remaining ETN, the closing indicative value of FNGD on such date. Bank of Montreal will pay these amounts on or about July 29, 2020.

The closing indicative value of FNGD on July 17, 2020 will be multiplied by ten to determine the reverse split-adjusted closing indicative value. Following the reverse split, FNGD will have a new CUSIP but will retain its same ticker symbol.

The reverse split will affect the trading denominations of FNGD but it will not have any effect on the stated principal amount of the ETNs, except that the stated principal amount will be reduced by the corresponding aggregate amount of any cash payments for the "partials."

Illustration of a Reverse Split

The following table shows the effect of a 1-for-10 reverse split on the hypothetical closing indicative value of the ETNs. The closing indicative value of an ETN is not the same as the principal amount (currently, $50) or the trading price of that ETN.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-10 Post-Reverse Split	10,000	$50.00	$500,000

None of the other exchange traded notes issued by Bank of Montreal are affected by this announcement.

Reverse Split	Ticker Symbol	Current CUSIP / New CUSIP
MicroSectors™ FANG+™ Index -3X Inverse Leveraged ETNs due January 8, 2038	FNGD	063679 864 / 063679 666

The Notes are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own financial advisors as to these matters.

Bank of Montreal, the issuer of the Notes, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the SEC regarding the offering of the Notes. Please read those documents and the other documents relating to the Notes that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and the Notes. These documents may be obtained without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Bank of Montreal, and any agent or dealer that participated in the offering of the Notes, will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

For more information, please visit www.microsectors.com

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REX Media Contacts: media@rexshares.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $987 billion as of April 30, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

MicroSectors™ and REX™ are registered trademarks of REX Shares, LLC (“REX”). FANG+ is a registered trademark of ICE Data Indices, LLC (“ICE Data”). The trademarks have been licensed for use for certain purposes by Bank of Montreal. The NYSE® FANG+™ Index is a product of ICE Data, and has been licensed for use by Bank of Montreal. The ETNs are not sponsored or sold by REX or any of its affiliates or third party licensors (collectively, “REX Index Parties”) or by ICE Data or any of its affiliates or third party licensors (collectively, “ICE Data Index Parties”). REX Index Parties and ICE Data Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the NYSE® FANG+™ Index to track general market performance. REX Index Parties and ICE Data Index Parties’ only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties and ICE Data Index Parties.

Internet: www.bmo.com

BMO Media Contact:

Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs

US.ETN@bmo.com, +1-877-369-5412